UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STRONG SOLUTIONS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86336F100

(CUSIP Number)

NV Share Services LLC

102 N. Curry Street

Carson City, NV 89703

(775) 434-4451

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NV Share Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

35,000,000

8	SHARED VOTING POWER

0
9	SOLE DISPOSITIVE POWER

35,000,000
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
96.43%
14	TYPE OF REPORTING PERSON (see instructions)

OO

ITEM 1. SECURITY AND ISSUER.

The title of the class of securities to which this filing relates is common stock, par value $.0001 per share (the "Common Stock"), of Strong Solutions, Inc., a Nevada corporation (the "Company"). The Company's principal executive office is now located at 102 N. Curry Street Carson City, NV 89703.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by NV Share Services LLC (the "Reporting Person") whose business address is 102 N. Curry Street Carson City, NV 89703. The Reporting Person is a Management Consulting organization.

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On May 18, 2020, the Reporting Person became a shareholder of the Company through a stock purchase agreement with Andrii Guzii whereby NV Share Services LLC purchased 35,000,000 shares of Common Stock of the Company from Mr. Guzii. Mr. Guzzi is the founder, Director and President of Strong Solutions, Inc. And of May 18, 2020, 36,293,000 shares of Common Stock of the Company were issued and outstanding.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 18, 2020 NV Share Services LLC purchased 35,000,000 shares of Common Stock of the Company from Andrii Guzii for $3,500.00 in cash and as further consideration 10% ownership in NV Share Services LLC.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person of the Shares (as hereinafter defined) as described herein was effected because of the belief that the Shares represent an attractive investment. Depending on prevailing market, economic and other conditions, the Reporting Person may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise. The Reporting Person intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Company.

As a significant stockholder in the Company, the Reporting Person may vote its shares or otherwise cause the Company to enter into acquisitions and strategic partnerships to expand the business of the Company. These acquisitions or strategic partnerships may be funded through the issuance of additional securities of the Company, working capital or a combination of both.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)The Reporting Person beneficially holds 35,000,000 shares of the Company, which is 96.43% of the current issued and outstanding shares of the Company as of May 18, 2020.

(b)The Reporting Person has sole power to vote and the sole power to dispose of the shares.

(c)Other than as described above, the Reporting Person has engaged in no transaction during the past 60 days in any shares of the Company's common stock or securities of its subsidiaries.

(d)None.

(e)Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Company, including but not limited to: transfer or voting of any of the securities of the Company or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NV Share Services LLC

/s/ Douglas Blackwell, Manager
Douglas Blackwell, Manager

May 27, 2020
Date